Exhibit 10.1
July 30, 2010
Marion H. Van Fosson
1111 Muckey Road
Marathon, NY 13803
Dear Marion:
On behalf of EMS Technologies, Inc. I am pleased to offer you the position of Vice President and General Manager, Defense & Space division reporting to John B. Mowell, Executive Director, Chairman of the Board. We believe your skills and background will be valuable assets to our organization and we look forward to having you join our team.
Compensation Program
In this position, your initial salary will be $8,846.15 per pay period, payable as earned. You will be paid on a bi-weekly basis. We would like you to start work on or before 8/23/2010.
Incentive Compensation:
This position participates in our Annual Incentive Compensation Plan. Your position is scheduled for a target award of 40% of your annual base pay upon achievement of company, divisional and individual performance targets. Awards, if earned, are granted in cash and/or stock in the first quarter of the year following each Plan year. You will be eligible for a pro rata award payment in 2011 for the 2010 Plan year. Your participation will be subject to the terms of the Plan, which is available for your review upon request.
The Company may modify the Plan at any time. Relevant participation levels and targets are reviewed annually and revised by the Company, in its discretion. The incentive awards are based on Company performance against specified targets, and the Company’s evaluation of your contributions, performance and level of responsibility. Amounts paid are likely to vary from year to year.
EMS Performance Bonus:
This position participates in our EMS Performance Bonus (EPB) program, a compensation program that allows EMS to share the rewards of successful business unit and corporate performance results with our employees. Your target EPB bonus is 4% of your actual base pay for the plan year, which is January 1st through December 31st. EPB bonus payments are determined by operating profit results compared to business unit and corporate plans, and will be paid, if earned, in the Spring following the end of the plan year. Program terms are available for your review upon request.
Stock Options: Within three months of your start date you will be granted a formal option to purchase 5,000 shares of EMS Technologies, Inc. Common Stock. This option requires approval by the appropriate committee of the Board of Directors and will be issued at a price equal to the market value of the stock on the date such approval is received. Options in this grant will become exercisable 33% per year after one year of continued employment. All options will expire after six years or upon termination of employment. Further details will be provided at the time of the grant.

Sign On Bonus:
To demonstrate our commitment to having you join our team, this offer includes a $10,000 sign-on bonus. The bonus will be paid during your first two weeks of employment. Specifics about this bonus are attached as Schedule A.
Relocation:
This position requires your relocation to the Atlanta, GA metro area. To assist you with your relocation expenses, EMS agrees to provide relocation assistance as described in the attached Schedule B.
Benefits:
During the interview process, you received a summary of our benefit plans. In addition to the plans described in the summary, you are eligible for a supplemental medical insurance plan through Exec-U-Care. Detailed information regarding your benefits will be provided during New Employee Orientation. Your New Employee Orientation will be held on your first day of employment.
Offer Conditions:
The offer described above is conditioned upon successful reference and background checks. In addition, you will be required to complete a negative-results drug screening test before your start date. Pre-employment drug screening is conducted in accordance with EMS’s Drug-Free Workplace Policy (enclosed). You will receive an email with an eScreen ePassport™ outlining the location and instructions for your pre-employment drug screen. If you have any questions regarding our policy or the test, please contact the Human Resources Department as soon as possible.
This offer is also conditioned upon your signing and returning the enclosed employee agreement dealing with inventions and non-disclosure, and is subject in all respects to the Terms of Employment which you previously agreed to. Your employment relationship with EMS will be governed by and determined in accordance with the laws of the State of Georgia.
Defense & Space (D&S) Employment:
Employees of the D&S division are required to provide proof of U.S. citizenship in order to obtain access to controlled areas. You must provide proof of U.S. citizenship before your start date. Acceptable proof of citizenship is an original of any of the following documents:
1.	U.S. Birth Certificate

2.	Certificate of Naturalization

3.	A current or expired U.S. passport

4.	A record of military Processing-Armed forces of the United States (DD Form 1966) indicating U.S. citizenship
Security Clearance:
The position for which are being hired requires that you obtain and maintain a US government security clearance. Should you be unable to obtain the required security clearance, it will not be possible for you to work in this position.
Acceptance:
The offer made by this letter is available for your acceptance (by signature below and return to us) during the seven-day period following the date of this letter written above. After that date, the offer is withdrawn and will no longer be open for acceptance.

Marion — congratulations in advance on the beginning of what we trust will be a long and rewarding employment relationship with EMS. We look forward to your meaningful contributions to EMS Technologies.
If you have any questions, please feel free to contact Laura Fincher at 770-263-9200 x6817.
Sincerely,
EMS Technologies, Inc.

/s/ Matthew Carlomagno
Matthew Carlomagno
Corporate Director, People and Infrastructure
Enclosures

Accepted By:	/s/ Maion H. Van Fosson	Date: August 3, 2010

Start Date:	August 23, 2010

Schedule A
Sign On Bonus:
Your $10,000 signing bonus will be paid within two weeks of hire as follows:
Thirty-five percent (35%) of the bonus will be withheld against applicable income taxes. Should you leave within the first two years of your new assignment through voluntary resignation or termination for cause, you will be required to reimburse the Company for the amount paid to you. The amount due will be prorated monthly. In the event of termination through change of control of the business, involuntarily without cause, death or disability during this period, reimbursement is not expected.
At the end of your second year the amount of the signing bonus will be reported to the IRS and reflected on your W-2 as income for the year, and the thirty-five percent (35%) withheld portion will be applied at that time against withholding taxes that the Company must submit on your behalf.
Schedule B:
Relocation
You will receive an allowance of $50,000 to assist with your relocation. Relocation expenses will be reimbursed from this allowance based on receipts submitted. Any amount not reimbursed via receipts by the end of 2010 will be paid out in a lump sum, grossed up for taxes.
Should you leave within the first two years of your new assignment through voluntary resignation or termination for cause, you will be required to reimburse the Company for the funds provided for your move. The amount due will be prorated monthly. In the event of termination through change of control of the business, involuntarily without cause, death or disability during this period, reimbursement is not expected.
Initials: MHV Date: August 23, 2010

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